UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:
0-4408

CUSIP Number:
05969A105

(Check one):  ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:   March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:   Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   Not applicable

PART I - REGISTRANT INFORMATION

Resource America, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

One Crescent Drive, Suite 203, Navy Yard Corporate Center
Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19112
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Resource America, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “Second Quarter 10-Q”) by the required due date because it is in the process of completing an amendment to an existing credit facility that will be effective, and affect disclosure, with respect to the reporting period.  The amendment does not affect the financial results referred to below, and the Company expects to file the Second Quarter 10-Q within the 5-day extension period.

PART IV - OTHER INFORMATION

(l) Name and telephone number of person to contact in regard to this notification:

Steven J. Kessler, Executive Vice President and Chief Financial Officer
(Name)

(215)	546-5005
(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in its May 11, 2009 press release on Form 8-K, the Company incurred net losses of $11.6 million and $14.9 million, respectively, for the three and six months ended March 31, 2009, as compared to $2.0 million of net income and $9.0 million of net loss, respectively, for the three and six months ended March 31, 2008.  The changes were principally due to (i) a loss on the sale of the Company’s interest in a collateralized debt obligation issuer, (ii) charges for other–than– temporary impairments of investments in several collateralized debt obligation issuers with investments in financial institutions and bank loans, and (iii) charges to reflect the Company’s equity losses in unrealized depreciation in the book value of securities of sponsored partnerships.  The foregoing losses and charges, net of tax, aggregated $11.3 million and $13.7 million for the three and six months ended March 31, 2009, respectively.

Resource America, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 12, 2009	By:	/s/ Steven J. Kessler
Steven J. Kessler
Executive Vice President and Chief Financial Officer